Exhibit 12.1

Deluxe Corporation Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2002	2001	2000	1999	1998	1997
Earnings:
Income from continuing operations before
income taxes	$340,722	$297,534	$273,429	$322,582	$256,305	$147,682
Interest expense (excluding capitalized interest)[1]	5,079	5,691	11,900	8,852	8,672	7,411
Portion of rent expense under long-term operating
leases representative of an interest factor	3,058	3,540	3,520	7,728	8,859	8,732

Total Earnings	$348,859	$306,765	$288,849	$339,162	$273,836	$163,825
Fixed charges:
Interest expense (including capitalized interest)[1]	$5,139	$5,691	$11,900	$9,925	$10,063	$8,331
Portion of rent expense under long-term operating
leases representative of an interest factor	3,058	3,540	3,520	7,728	8,859	8,732

Total fixed charges	$8,197	$9,231	$15,420	$17,653	$18,922	$17,063
Ratio of earnings to fixed charges	42.6	33.2	18.7	19.2	14.5	9.6

1 Includes amortization of debt issuance costs.